[letterhead of Turner, Jones and Associates, P.C.]


May 31, 2000

WasteMasters, Inc.
c/o Mr. Robert Mottern
1900 Century Place, Suite 100
Atlanta, Georgia 30345


Dear Mr. Mottern:

In connection with the filing by WasteMasters, Inc. and Subsidiaries of the 1999 annual report on Form 10-KSB on or about May 31, 2000, which includes the consolidated financial statements of WasteMasters, Inc. and Subsidiaries as of December 31, 1999 and 1998 and for the years ended December 31, 1999 and 1998, and our report thereon, this letter is intended to serve as documentation under Regulation S-T of our manually-signed report on the aforementioned financial statements. Regulation S-T requires all signatures be submitted in typed form, however, registrants are required to retain a manually signed signature or other document, to be made available to the SEC upon request, for five years.


Very truly yours,

/s/ Turner, Jones and Associates, P.C.

Turner, Jones and Associates, P.C.